09055862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BOSTON STOCK EXCHANGE, 100 FRANKLIN STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PERRY STONE (617) 235-2445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PERRY STONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONE SECURITIES CORPORATION, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CHRISTINA M. SMOOT
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Jan. 29, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONE SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2008

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Stone Securities Corporation
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Stone Securities Corporation, (the Company) as of December 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Securities Corporation as of December 31, 2008, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 23, 2009

STONE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 63,454
Cash and securities segregated under federal and other regulations	100,659
Receivable from broker-dealers	65,518
Securities owned:	
Marketable, at market value	289,534
Equipment, at cost, less accumulated depreciation of $38,649	324
Total Assets	$ 519,489

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 101,326
Total liabilities	101,326
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 1000 shares authorized, issued and outstanding	-
Additional paid in capital	238,813
Retained earnings	179,350
Total shareholders' equity	418,163
Total liabilites and shareholders' equity	$ 519,489

The accompanying notes are an integral part of these financial statements.

STONE SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 730,395
Net investment gains (losses)	(57,650)
Other income	7,865
Realized gain (loss) on sale of asset	24,716
Interest and dividends	105,613
Total revenue	$ 810,939
Expenses:	
Employee compensation and benefits	$ 619,852
Commissions, floor brokerage, and exchange fees	16,437
Communications, occupancy, and equipment rental	63,252
Other operating expenses	118,596
Total expenses	$ 818,137
Net income before taxes	$ (7,198)
State excise tax	834
Net income	$ (8,032)

The accompanying notes are an integral part of these financial statements.

STONE SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2008	$ -	$ 238,813	$ 187,382	$ 426,195
Net income			(8,032)	(8,032)
Balance at December 31, 2008	$ -	$ 238,813	$ 179,350	$ 418,163

The accompanying notes are an integral part of these financial statements.

STONE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ (8,032)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	409
Decrease in cash and securities segregated under regulations	168,712
Decrease in due from broker-dealers	40,075
Decrease in marketable securities	18,974
Decrease in accounts payable, accrued expenses, and other liabilities	(170,387)
Total adjustments	57,783
Net cash provided by operating activities	49,751
Cash flows from investing activities:	
None	-
Cash flows from financing activities	
Sale of membership in exchange	10,000
Net increase in cash	59,751
Cash at beginning of the year	3,703
Cash at end of the year	$ 63,454
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ 834

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents

STONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Massachusetts corporation on October 31, 1991, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2008 was $409.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis. At December 31, 2008 there was an unrealized loss of $27,938.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has incurred, at a value that reflects management's estimate of the impairment.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The state of Massachusetts imposes an excise tax on S corporations, which is reflected in the income statement.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $406,983 at December 31, 2008, which exceeded required net capital of $250,000 by $156,983. The Ratio of aggregate indebtedness to net capital at December 31, 2008, was 24.90%.

NOTE 4- CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $100,659 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6- PROFIT SHARING PLAN

The Corporation has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by the Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The contributions to the plan were $60,292 for the year ended December 31, 2008.

NOTE 7- COMMITMENTS AND CONTINGENCIES

The Company leases its office space under a noncancelable operating lease expiring March 16, 2009 with an option to extend for six months. Total rent expense for the year ended December 31, 2008 was $45,371.

At December 31, 2008, the minimum lease payments under the terms of all lease agreements were as follows:

Year ending December 31,	
2009	$ 9,028
	$ 9,028

STONE SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2008

SCHEDULE I

STONE SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 101,326
TOTAL AGGREGATE INDEBTEDNESS	$ 101,326
NET CAPITAL:	
Additional paid in capital	$ 238,813
Retained earnings	179,350
	418,163
ADJUSTMENTS TO NET CAPITAL:	
Receivable from broker-dealers over thirty days	-
Furniture & equipment	(324)
Haircuts	(10,856)
Net capital, as defined	$ 406,983
MINIMUM NET CAPITAL REQUIREMENT	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 156,983
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	24.90%

STONE SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2008

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/08	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/08
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 418,572	$ (409)	$ 418,163
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	733	(409)	324
Haircuts on securities	10,856	-	10,856
Total deductions	11,589	(409)	11,180
Net capital	$ 406,983	$ -	$ 406,983

SCHEDULE II

STONE SECURITIES CORPORATION

RECONCILIATION OF 15c3-3 RESERVE COMPUTATION

DECEMBER 31, 2008

Reconciliation with Company's computation (included In Part II of Form X-17A-5 as of December 31, 2008)

105% of excess of total credits over total debits as reported in Company's Part II FOCUS report	**$ 0**
Additional reserve for 105% of excess of total credits over total debits	**0**
Reserve requirement per audited computation	**$ 0**

SCHEDULE II

STONE SECURITIES CORPORATION

COMPUTATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2008

Credit Balances:	
1. Free credit balances and other credit balances in customers' security accounts	$ 0
2. Other	0
Total Credits	0
Debit Balances:	
1. Debit balances in customers' cash and margin accounts	$ 0
2. Other	0
3. Aggregate debit items	0
Total Debits	0
Reserve Computation	
1. Excess of total debit over total credits	$ 0
2. Excess of total credits over total debits	0
3. 105% of excess total credits over total debits	0
4. Amount held on deposit in "Reserve Bank Account(s)"	0
5. Amount on deposit (or withdrawal)	0
6. New amount in Reserve Bank Account(s)	$ 0

SCHEDULE III

STONE SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2008

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Stone Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stone Securities Corporation (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regultory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 23, 2009